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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-8A

           NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
                      OF THE INVESTMENT COMPANY ACT OF 1940

      The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:                                      BB&T VARIABLE INSURANCE FUNDS

Address of Principal Business Office
(No. & Street, City, State, Zip Code):     3435 Stelzer Road
                                           Columbus, Ohio 43219

Telephone Number (including area code):    (800) 228-1872

Name and address of agent for service
of process:                                George O. Martinez, President
                                           BB&T Variable Insurance Funds
                                           3435 Stelzer Road
                                           Columbus, Ohio  43219

                                           COPY TO:

                                           Alan G. Priest, Esquire
                                           Ropes & Gray LLP
                                           One Metro Center, 700 12th Street,
                                           N.W., Suite 900
                                           Washington, D.C.  20005

Check Appropriate Box:

      Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

                                 Yes [X] No [ ]

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                                   SIGNATURES

      Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Washington in the District of Columbia, on the 13th day of December, 2004.

                                        BB&T VARIABLE INSURANCE FUNDS

                                           By: /s/ George O. Martinez
                                               ---------------------------------
                                           Name: George O. Martinez*
                                           Title: President

                                           *By: /s/ Alan G. Priest
                                                -------------------------------
                                           Name: Alan G. Priest
                                           Attorney-in-Fact, pursuant to powers
                                           of attorney.

ATTEST:

/s/ Monika Gupta
---------------------
Name: Monika Gupta
Witness

                                     NOTICE

      A copy of the Agreement and Declaration of Trust establishing BB&T Variable Insurance Funds (the "Trust") is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this Notification is executed on behalf of the Trust by a trustee of the Trust as a trustee and not individually and that the obligations of or arising out of this Notification are not binding upon any of the trustees, officers or shareholders individually but are binding only upon the Trust.